United States securities and exchange commission logo





                              May 6, 2022

       George J. Leimer
       Chief Executive Officer
       RSE Collection, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Collection, LLC
                                                            Post Qualification
Amendment No. 15 to Form 1-A
                                                            Filed April 13,
2022
                                                            File No. 024-11584

       Dear Mr. Leimer:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 15 to Form 1-A filed April 13, 2022

       General

   1. We have reviewed the test the waters materials for some of your prior offerings, and it is unclear how you
selected the comparable assets included in the comparable asset value charts included
in such materials. Please explain how you selected the comparable assets for the
following offerings:

                                                              Mutant Ape #857
NFT
                                                              MEEBIT #7985 NFT
                                                              Welding Goggles
Cryptopunk # 2981 NFT
                                                              World of Women
#2221 NFT
                                                              JetPack Bored Ape
Kennel Club #7820 NFT
                                                              04 S.I. For Kids
Michael Phelps Rookie Card
 George J. Leimer
FirstName  LastNameGeorge J. Leimer
RSE Collection, LLC
Comapany
May  6, 2022NameRSE Collection, LLC
May 6,
Page 2 2022 Page 2
FirstName LastName
                20 Topps Max Verstappen Signed Triple Patch Card
                89 Ken Griffey Jr. Debut Ticket

         Please tell us whether you used the method on selecting comparable assets that was provided to us in connection with our review of RSE Innovation, LLC's post-
         qualification amendment no. 2 to Form 1-A. If so, please explain how the method applied for each offering. If not, please tell us why not and explain how you selected the comparable assets.
2. Please revise your comparable asset value charts to address the following:

                Please indicate that the chart includes only asset values for the particular asset, where applicable.
                Please include labels on the x and y axis so that potential investors can understand the time period and price covered by the graph. We note that the use of the "1M," "3M,"
              "6M," and "1Y" labels along the x axis appear to indicate that the graph covers a period of one year, when in fact most of the graphs cover a much longer timeframe.
3. We note that the similar asset sales chart in the test the waters material for #WOW6586, including those available on the Rally Rd. app, indicates that 82 comparable transactions are included, when we note that the comparable asset graph that you submitted as an exhibit to post-qualification amendment no. 12 indicates that the are four comparable transactions. Please advise.
4. We note that the test the waters materials filed as exhibits include a section entitled
         "Coming Soon" with the language required by Rule 255 of Regulation A. However, we are unable to locate such language in the test the waters materials used on the Rally Rd app. Please advise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 George J. Leimer
RSE Collection, LLC
May 6, 2022
Page 3

       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameGeorge J. Leimer                      Sincerely,
Comapany NameRSE Collection, LLC
                                                        Division of Corporation
Finance
May 6, 2022 Page 3                                      Office of Trade &
Services
FirstName LastName